UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 602, Unit B4, Kexing Science Park

15 Keyuan Road, Technology Park

Nanshan District, Shenzhen, 518057

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – FangDD Announces US$21 Million Convertible Note Private Placement and Proposed Issuance of Class C Ordinary Shares

99.2	Form of Convertible Note Purchase Agreement between Fangdd Network Group Ltd. and the purchaser

99.3	Share Subscription Agreement, dated as of January 13, 2023, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD

INCORPORATION BY REFERENCE

Exhibits 99.2 and 99.3 to this report on Form 6-K are hereby incorporated by reference into Fangdd Network Group Ltd.’s Registration Statement on Form F-3 (No. 333-267397) to the extent not superseded by documents or reports subsequently filed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: January 13, 2023